Exhibit 99.1
Abivax Announces Results of its June 6, 2025 Annual General Meeting

PARIS, France – June 11, 2025 – 10:05 PM CET – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq: ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, held its annual general meeting of shareholders on June 6, 2025 (the “General Meeting”), which was chaired by Ms. Sylvie Grégoire Chairman of the Board of Directors of Abivax (“Board”).

The shareholders have adopted all the resolutions proposed by the Board, and particularly the financial statements for the 2024 financial year, the compensation policy applicable to the Chairman, the Chief Executive Officer and the directors, as well as delegations granted to the Board related to financial transactions.

The shareholders have also ratified the appointment of Sylvie Grégoire as Chairman and the appointment of Dominik Höchli, MD as a Board member.

Details of the vote results are available on the Company’s website (www.abivax.com).

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About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis. More information on the Company is available at www.abivax.com. Follow us on LinkedIn and on X, formerly Twitter, @ABIVAX.

Contact:
Abivax Investor Relations
Patrick Malloy
patrick.malloy@abivax.com
+1 847 987 4878